

OFFERING MEMORANDUM

facilitated by



Trouvaille Brewing Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Trouvaille Brewing Company
State of Organization	VA
Date of Formation	01/11/2021
Entity Type	Limited Liability Company
Street Address	12022 Lake Dorian Dr, Bristow VA, 20136
Website Address	

(B) Directors and Officers of the Company

Key Person	Gregory Ramirez
Position with the Company Title First Year	Operations Manager 2021
Other business experience (last three years)	**Lead Automotive Tech** (Autonation Dulles Honda, *October 2019 - Present*) — Autonation Dulles Honda is one of the highest volume Honda dealerships in the Northern Virginia area. Greg is a lead automotive technician, managing a team of techs focused on providing superior repair and maintenance service to their customers.

Key Person	Ricky Elliott
Position with the Company Title First Year	Procurement Manager 2021
Other business experience (last three years)	

Key Person	Jacob Osman
Position with the Company Title First Year	Quality Control Manager 2021
Other business experience (last three years)	**Product Engineer** (OptX Imaging Systems, *March 2018 - Present*) — OptX develops innovative optics and camera solutions for electro-optical and infrared imaging applications. OptX specializes in multi-spectral, ultra-compact, and multi-modal imaging system design for wavelengths from the UV through LWIR. Jake serves as a product engineer focused on supporting customers in applying their technologies from system concepts through prototype development. Whether it's developing an optical design, creating system concepts, performing a trade study, or building prototypes.

Key Person	Cody Powell
Position with the Company 　　　　　　　　　　　　　Title 　　　　　　　　　　　　First Year	Chief Financial Officer/General Manager 2021
Other business experience (last three years)	**Chief, Cyber Analysis Division** (*National Geospatial-Intelligence Agency, Oct 2011 - Present*) — The National Geospatial-Intelligence Agency (NGA) delivers world-class geospatial intelligence that provides a decisive advantage to policymakers, military service members, intelligence professionals and first responders. Cody currently serves as a branch chief in the Cyber Analysis Division, supervising 12 personnel focused on emerging cyber threats from nation-state and non-state actors.

Key Person	Stephen Boyajian
Position with the Company 　　　　　　　　　　　　　Title 　　　　　　　　　　　　First Year	Head Brewer 2021
Other business experience (last three years)	**Web Developer III** (Agile Defense Inc., *September 2013 - Present*) — Agile Defense is a leading information technology (IT) services business in Reston, VA, with a number of U.S. Government clients, including several United States Civil agencies and various branches within the U.S. Department of Defense. Stephen is a senior web developer serving a number of high profile customers providing innovation through information technology. We actively and directly engage our customers to shape service offerings that create value and meet their end-users' needs.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Gregory Ramirez	20%
Ricky Elliott	20%
Jacob Osman	20%
Cody Powell	20%
Stephen Boyajian	20%

(D) The Company's Business and Business Plan

The System

We will acquire a world class brewing system from Blichmann Engineering including, but not limited to:

- 5 BBL Blichmann Hybrid™ + Brewhouse
- Four 5 BBL Unitank Fermentation Vessels used to ferment our wort and produce high quality craft beer
- One 5 BBL Bright Tank, used to clear and carbonate our finished product and prepare for packaging
- Oxygenation and Carbonation Kit
- Condensate Lids for both the Hot Liquor Tank and Boil Kettle to resolve any steam and the need for external ventilation. This will capture all steam and allow us to reclaim the water to be used for cleanup.
- 1.33 HP Glycol Chilling Unit used for fermentation temperature control.

The Market

We are focused on bringing high end craft beer to the greater Manassas area.

- With a primary market of nearly 5,000 residential units and a median income of $92.5k, and a secondary and tertiary market that exceeds 170,000 residents and is expected to climb to over 180,000 by next year, this area is ready for another brewery.
- According to the Brewers Association, the number of breweries in Virginia ranks as the 12th highest in the US, however those Virginia breweries rank 5th in growth up over 36% since 2015, with an economic impact to the Commonwealth of Virginia in the order of $1.866B.
- With a continually growing and more affluent population, a brewery in place at this location can expect to match that growth and also elevate the growth of other businesses that fall within its primary market.

The Space

We envision a high end customer experience, where the setting and ambiance is focused solely on our product.

- We plan for a build out of 2500-3000 sq ft of interior space, with an additional 1000 sq ft of outdoor seating at the center of an upscale apartment/retail center.

- We have worked with city administrators to secure approval for retail space, ensuring high visibility and foot traffic in our eventual location.
- Our focus will be on building a large, welcoming indoor space with high end finishes; something that is currently lacking in the area.

The Team

Cody Powell, General Manager/CFO

Cody is a 20 year veteran of the US Army/Army Reserve and US Federal Goverment, where he currently serves as a senior manager with the National Geospatial-Intelligence Agency. He has a strong background in operations management, as well as his Project Management Professional (PMP) certification, and has led successful operations from the age of 23. He holds an MBA from Norwich University (birthplace of the ROTC), and brings exceptional management skills to the team.

A homebrewer for almost a decade, Cody dreamed of owning a brewery for several years, and in 2016 attained his MBA in pursuit of this goal. He built his first business plan not long after, and has spent the intervening years working with fellow home brewers who share his passion to bring Trouvaille to life.

Stephen Boyajian, Head Brewer

Stephen is a Web and Graphic Designer by trade, having worked for large corporations and government agencies over the past 20+ years. He is currently in his 6th year as a Senior Web Developer for the Air Force Office of Scientific Research. Prior to this, Stephen occupied the role of Editor-in-Chief for a nationally published cigar magazine. He has 10+ years of team management experience and is a Certified ScrumMaster from ScrumAlliance.

Stephen has been a homebrewer for 6 years and in that time has made great strides in his process winning over 60 individual awards from local and national competitions, including 2 Best of Shows and 4 Brewer of the Year awards. In his spare time, he volunteers by coaching little league baseball and organizing events for his local cub scout pack.

Jacob Osman, Quality Control Manager

Jake is currently an opto-mechanical and product engineer for a subcontracting firm working under multiple US Government entities. Previously, he designed and manufactured high-speed camera systems for the food and beverage industries. He has a background in interdisciplinary physics and over a decade of experience in the mechanical engineering field. He also possesses a Master of Engineering in Sustainable Energy Systems.

Jake's fascination with craft beer started early in his college days. After putting it off for far too long, he got his first homebrew kit and made his debut beer, a simple pale ale, in 2016. From there the hobby quickly grew into a dedicated passion and a love for sharing a nice brew with friends and family. He has a deep appreciation for the brewing process and has accumulated over 25 local and regional awards as well as a recent Brewer of the Year recognition.

Ricky Elliott, Procurement Manager

Ricky L. Elliott Jr. grew up in Cincinnati, Ohio. After completing high school in 2000, he enlisted in the United States Navy. He was trained as a Hospital Corpsman and deployed five times with three combat deployments in Iraq and Afghanistan with the United States Marine Corps and United States Army. He left the military in 2013 and moved to the Northern Virginia to work for the United States Government.

Ricky's passion for brewing and drinking beer has grown over the last five years with the ultimate goal of owning and operating a brewery. He's looking forward to the altruistic nature of the brewing community and building a high quality brand with his fellow home brewers to make Trouvaille a house hold name.

Gregory Ramirez, Operations Manager

Greg has been a Honda master auto technician for over 15 years. Enthusiastic and dedicated to his craft, Greg added homebrewing to his repertoire, bringing an engineering mindset to the art of designing great beer. Always at work on perfecting the craft of brewing, he shared the dream of opening a brewery with his friends, with the motto "there is a beer for everyone". Greg's favorite beer styles are Stouts, IPAs and German lagers. In his spare time, he likes to run and road bike.

Our Story

The story of Trouvaille Brewing Company (pronounced /troo'vī/) is really the story of four different breweries; Congressional Brewing, 2327 Brewing, Happy Hound Brewing, and Alba Garage Brewing. These home breweries have served as the incubator for the passion for great beer; while we honed our recipes in garages, we saw a level of quality we believe will set us apart in a market that primed for more great beer. Our beer has won over 100 individual awards and garnered critical acclaim at both the regional and national level. We have perfected our craft, and are ready to bring our vision to the greater Manassas area.

- Our ownership group brings a unique collection of skills to the Manassas brewing scene, including management, engineering, and most importantly, award-winning brewing experience.
- We are a team of 5 experienced homebrewers with over 100 individual medals in competitions ranging from local to the national level.
- We have ample operations management experience, with an MBA and PMP certifications.
- The craft beer industry is a close one, built on community. We will coordinate closely and have the support of local breweries, ensuring a welcoming environment for our new business.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	April 7, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-out	$20,000	$30,000
Operating Capital	$15,000	$25,000
Equipment	$2,600	$39,000
Mainvest Compensation	$2,400	$6,000
TOTAL	$40,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 5.0%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	2.0%
$55,000	2.8%
$70,000	3.5%
$85,000	4.2%
$100,000	5.0%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Gregory Ramirez	20%
Ricky Elliott	20%
Jacob Osman	20%
Cody Powell	20%
Stephen Boyajian	20%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Trouvaille Brewing Company was established in January, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$322,597	$691,707	$737,590	$774,469	$813,192
Cost of Goods Sold	$62,889	$134,845	$143,789	$150,978	$158,526
Gross Profit	$259,708	$556,862	$593,801	$623,491	$654,666
EXPENSES					
Utilities	$11,520	$11,808	$12,103	$12,405	$12,715
Rent	$0	$66,000	$66,000	$66,000	$66,000
Equipment Lease	$9,000	$9,225	$9,455	$9,691	$9,933
Taxes	$50,972	$105,133	$114,876	$122,098	$130,987
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$181,016	$357,316	$383,804	$405,546	$427,087

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V